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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of May, 2000


                          ROYAL CARIBBEAN CRUISES LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    1050 Caribbean Way, Miami, Florida 33132
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   [X]                Form 40-F   [ ]



     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to rule 12g3-2(b) under the securities exchange act of 1934.

             Yes [ ]                        No  [X]







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                          ROYAL CARIBBEAN CRUISES LTD.
                           QUARTERLY FINANCIAL REPORT
                               FIRST QUARTER 2000



















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                          ROYAL CARIBBEAN CRUISES LTD.

                       INDEX TO QUARTERLY FINANCIAL REPORT


                                                                         Page
                                                                         ----

              Consolidated Statements of Operations
              for the First Quarters Ended March 31, 2000                 1
              and 1999

              Consolidated Balance Sheets as of
              March 31, 2000 and December 31, 1999                        2

              Consolidated Statements of Cash
              Flows for the Three Months Ended
              March 31, 2000 and 1999                                     3

              Notes to the Consolidated Financial
              Statements                                                  4

              Management's Discussion and
              Analysis of Financial Condition and
              Results of Operations                                       6

                          ROYAL CARIBBEAN CRUISES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (unaudited, in thousands, except per share amounts)

                                                                First Quarter Ended March 31,
                                                            ---------------------------------
                                                                 2000                 1999
                                                            -------------       -------------
Revenues                                                    $     707,786       $     610,046
                                                            -------------       -------------

Expenses
         Operating                                                403,179             366,613
         Marketing, selling and administrative                    108,415              87,814
         Depreciation and amortization                             56,556              47,229
                                                            -------------       -------------
                                                                  568,150             501,656
                                                            -------------       -------------
Operating Income                                                  139,636             108,390
                                                            -------------       -------------

Other Income (Expense)
         Interest income                                            1,373                 891
         Interest expense, net of capitalized interest            (31,978)            (35,222)
         Other income (expense)                                    (3,503)             16,137
                                                            -------------       -------------
                                                                  (34,108)            (18,194)
                                                            -------------       -------------
Net Income                                                  $     105,528       $      90,196
                                                            =============       =============

Basic Earnings Per Share
         Net income                                         $        0.57       $        0.52
                                                            =============       =============

         Weighted average shares outstanding                  182,466,598         169,057,619
                                                            =============       =============

Diluted Earnings Per Share
         Net income                                         $        0.55       $        0.49
                                                            =============       =============

         Weighted average shares outstanding                  193,538,594         183,075,050
                                                            =============       =============



   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.
                           CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                                            As of
                                                               -----------------------------
                                                                 March 31,        December 31,
                                                                   2000              1999
                                                               -----------       -----------
                                                               (unaudited)
                                     ASSETS
Current Assets
    Cash and cash equivalents                                  $   102,901       $    63,470
    Trade and other receivables, net                                47,527            53,459
    Inventories                                                     23,929            26,398
    Prepaid expenses                                                54,656            51,050
                                                               -----------       -----------
          Total current assets                                     229,013           194,377

Property and Equipment - at cost less accumulated
     depreciation and amortization                               5,889,563         5,858,185
Goodwill - less accumulated amortization of $120,382 and
     $117,778, respectively                                        296,784           299,388
Other Assets                                                        29,778            28,561
                                                               -----------       -----------
                                                               $ 6,445,138       $ 6,380,511
                                                               ===========       ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
    Current portion of long-term debt                          $   118,893       $   128,086
    Accounts payable                                                96,977           103,041
    Accrued liabilities                                            204,881           209,104
    Customer deposits                                              470,712           465,033
                                                               -----------       -----------
          Total current liabilities                                891,463           905,264

Long-Term Debt                                                   2,208,895         2,214,091

Commitments and Contingencies

Shareholders' Equity
    Preferred stock                                                106,661           172,200
    Common stock                                                     1,854             1,812
    Paid-in capital                                              1,933,721         1,866,647
    Retained earnings                                            1,308,162         1,225,976
    Treasury stock                                                  (5,618)           (5,479)
                                                               -----------       -----------
          Total shareholders' equity                             3,344,780         3,261,156
                                                               -----------       -----------
                                                               $ 6,445,138       $ 6,380,511
                                                               ===========       ===========



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                          ROYAL CARIBBEAN CRUISES LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (unaudited, in thousands)

                                                                     Three Months Ended March 31,
                                                                     ----------------------------
                                                                         2000             1999
                                                                     ----------       -----------
Operating Activities
     Net income                                                       $ 105,528       $  90,196
     Adjustments:
         Depreciation and amortization                                   56,556          47,229
     Changes in operating assets and liabilities:
         Decrease (increase) in trade and other receivables, net          5,932         (42,306)
         Decrease in inventories                                          2,469           1,044
         Increase in prepaid expenses and other assets                   (3,606)         (1,283)
         (Decrease) increase in accounts payable, trade                  (6,064)          5,872
         Decrease in accrued liabilities                                 (4,223)         (9,968)
         Increase in customer deposits                                    5,679          41,879
         Other, net                                                       1,091           1,067
                                                                      ---------       ---------
     Net cash provided by operating activities                          163,362         133,730
                                                                      ---------       ---------

Investing Activities
     Purchase of property and equipment                                 (85,283)       (167,495)
     Other, net                                                          (2,269)           (901)
                                                                      ---------       ---------
     Net cash used in investing activities                              (87,552)       (168,396)
                                                                      ---------       ---------

Financing Activities
     Repayment of long-term debt                                        (14,473)        (12,758)
     Dividends                                                          (23,342)        (18,342)
     Other, net                                                           1,436           1,115
                                                                      ---------       ---------
     Net cash used in financing activities                              (36,379)        (29,985)
                                                                      ---------       ---------

Net Increase (Decrease) in Cash and Cash Equivalents                     39,431         (64,651)
Cash and Cash Equivalents at Beginning of Period                         63,470         172,921
                                                                      ---------       ---------
Cash and Cash Equivalents at End of Period                            $ 102,901       $ 108,270
                                                                      =========       =========
Supplemental Disclosure
  Interest paid, net of amount capitalized                            $  24,602       $  27,667
                                                                      =========       =========



   The accompanying notes are an integral part of these financial statements.



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                        ROYAL CARIBBEAN CRUISES LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


NOTE 1 - BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

In the opinion of management, the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. The Company's revenues are moderately seasonal and results for interim periods are not necessarily indicative of the results for the entire year.

The interim unaudited Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto for 1999.

NOTE 2 - EARNINGS PER SHARE

Below is a reconciliation between basic and diluted earnings per share for the quarters ended March 31, 2000 and 1999 (in thousands, except per share amounts):

                                            First Quarter Ended March 31,                      First Quarter Ended March 31,
                                     ------------------------------------------      ----------------------------------------
                                                        2000                                            1999
                                     ------------------------------------------      ----------------------------------------
                                        Income         Shares         Per Share        Income         Shares       Per Share
                                     ---------         -------       ----------      ---------        -------      ----------
Net Income                           $ 105,528                                       $  90,196
Less: Preferred stock
    dividends                           (1,933)                                         (3,127)
                                     ---------                                       ---------
Basic EPS                            $ 103,595         182,467       $     0.57      $  87,069        169,058      $     0.52
                                                                     ==========                                    ==========

Effect of Dilutive Securities:
    Stock options                                        2,634                                          3,369
    Convertible preferred stock          1,933           8,438                           3,127         10,648
                                     ---------         -------                       ---------        -------
Diluted EPS                          $ 105,528         193,539       $     0.55      $  90,196        183,075      $     0.49
                                     =========         =======       ==========      =========        =======      ==========


NOTE 3 - PREFERRED STOCK

On March 10, 2000, the Company announced that it would redeem all the outstanding shares of the convertible preferred stock on April 14, 2000. Substantially all of these shares were converted prior to the redemption date and the remaining outstanding shares were redeemed on April 14, 2000. The shares of the convertible preferred stock stopped trading on the NYSE prior to the April 14th redemption date, and dividends ceased to accrue on the shares of convertible preferred stock on April 14th.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES. As previously announced, the Company entered into a letter of intent to purchase two additional Voyager-class vessels for delivery in 2002 and 2003. In May, the Company entered into definitive contracts for construction of these vessels. The Company currently has a total of 12 ships on order. The aggregate contract price of the 12 ships, which excludes capitalized interest and other ancillary costs, is approximately $5.0 billion of which the Company has deposited $407.4 million. Additional deposits are due prior to the dates of delivery of $149.0 million in 2000, $144.1 million in






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2001, $121.8 million in 2002 and $27.8 million in 2003. The Company anticipates that overall capital expenditures will be approximately $1.4, $2.1, and $1.5 billion for 2000, 2001 and 2002, respectively.

LITIGATION. In January 2000, the Company entered into a settlement with the State of Alaska resolving a civil lawsuit relating to the Company's waste disposal practices in Alaska. The settlement calls for the Company to make payments totaling $3.3 million, which were accrued in 1999.

Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. The suits seek damages in an unspecified amount. Similar suits are pending against other companies in the cruise industry. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law. The plaintiff in that case has filed an appeal of that decision. The Company is not able at this time to estimate the timing or impact of these proceedings on the Company.

In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that the Company failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. The Company is not able at this time to estimate the impact of these proceedings on the Company; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on the Company's results of operations.

The Company is routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. Management believes the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

OTHER. The Company has commitments through 2014 to pay a minimum amount for its annual usage of certain port facilities (in thousands):

                    Year
                    ----
                    2000                       $  9,720
                    2001                         11,238
                    2002                         13,050
                    2003                         12,524
                    2004                         13,302
                    Thereafter                  138,060
                                               --------
                                               $197,894
                                               ========




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                          ROYAL CARIBBEAN CRUISES LTD.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



     AS USED IN THIS DOCUMENT, THE TERMS "ROYAL CARIBBEAN", "WE", "OUR" AND "US" REFER TO ROYAL CARIBBEAN CRUISES LTD., THE TERM "CELEBRITY" REFERS TO CELEBRITY CRUISE LINES INC. AND THE TERMS "ROYAL CARIBBEAN INTERNATIONAL" AND "CELEBRITY CRUISES" REFER TO OUR TWO CRUISE BRANDS.

     Certain statements under this caption "Management's Discussion and Analysis of Financial Condition and Results of Operations", include forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, which may cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include:

         o        general economic and business conditions,

         o        cruise industry competition,

         o        the impact of tax laws and regulations,

         o        changes in other laws and regulations,

         o        the delivery schedule of new vessels,

         o        emergency ship repairs,

         o        incidents involving cruise vessels at sea,

         o reduced consumer demand for cruises as a result of any number of reasons, including armed conflict or political instability,

         o        changes in interest rates and

         o        weather.

RESULTS OF OPERATIONS

         SUMMARY. Net income for the first quarter of 2000 increased 17.0% to $105.5 million or $0.55 per share on a diluted basis compared to $90.2 million or $0.49 per share for the same period in 1999. The increase in net income was achieved through a 15.3% increase in capacity and higher guest per diems.

First quarter revenues were $707.8 million compared to $610.0 million for the same period in 1999. The increase in total revenue is primarily the result of an increase in capacity associated with VOYAGER OF THE SEAS, which entered service in the fourth quarter of 1999, and the impact of MONARCH OF THE SEAS, which was temporarily out of service during most of the first quarter of 1999, partially offset by the departure of SONG OF AMERICA from the fleet in March 1999.




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We recover certain lost income from ships out of service through our loss-of-hire insurance. Included in net income in the first quarter of 1999 is approximately $17.0 million of loss-of-hire insurance, which was recorded in Other income (expense).

As a result of the temporary decline in capacity and the inclusion of loss-of-hire insurance in Other income (expense) during the first quarter of 1999, certain operating margins are not comparative year over year.

The following table presents statements of operations data as a percentage of total revenues:


                                              First Quarter Ended March 31,
                                              ----------------------------
                                                   2000             1999
                                              -------------    -----------
Revenues                                            100.0%         100.0%
Expenses:
  Operating                                          57.0           60.1
     Marketing, selling and administrative           15.3           14.4
     Depreciation and amortization                    8.0            7.7
                                                ---------      ---------
Operating Income                                     19.7           17.8

Other Income (Expense)                               (4.8)          (3.0)
                                                ---------      ---------

Net Income                                           14.9%          14.8%
                                                =========      =========

Our revenues are moderately seasonal due to variations in rates and occupancy percentages.

         REVENUES. Revenues for the first quarter of 2000 increased 16.0% to $707.8 million compared to $610.0 million for the same period in 1999. The increase in revenues for the first quarter was due to a 15.3% increase in capacity as well as a 0.6% increase in gross revenue per available lower berth ("Yield"). The increase in capacity is associated with the addition of VOYAGER OF THE SEAS to our fleet in November 1999, the impact of MONARCH OF THE SEAS, which was temporarily out of service during most of the first quarter of 1999 due to a grounding incident, partially offset by the departure of SONG OF AMERICA from the fleet in March 1999. The increase in Yield was due to an increase in guest per diems, primarily as a result of higher pricing on our Millennium cruises, partially offset by a decrease in the number of guests using our air program. Occupancy for the quarter was 101.7% compared to 102.1% for the same quarter in 1999.

         EXPENSES. Operating expenses increased 10.0% to $403.2 million for the first quarter of 2000 compared to $366.6 million for the same period in 1999. The increase for the quarter was primarily due to additional costs associated with the increased capacity discussed previously and an increase in fuel costs, partially offset by lower airfare costs due to fewer guests using our air program. As a percentage of revenues, operating expenses decreased from 60.1% for the first quarter of 1999 to 57.0% for the first quarter of 2000. The decrease was primarily due to fewer guests using our air program and the incurrence of certain operating expenses during the first quarter of 1999, while MONARCH OF THE SEAS was out of service, and there were no corresponding revenues.




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

Marketing, selling and administrative expenses increased 23.5% to $108.4 million for the first quarter of 2000 from $87.8 million for the same period in 1999. As a percentage of revenue, marketing, selling and administrative expenses increased to 15.3% in the first quarter of 2000 from 14.4% in the first quarter of 1999. The increase is due to an increased investment in information technology spending and staffing levels to support our capacity growth as well as an increase in advertising costs associated with new ad campaigns to promote our brand awareness.

Depreciation and amortization increased $9.3 million, or 19.7% to $56.6 million in the first quarter of 2000 from $47.2 million during the same period in 1999. This increase is due to the incremental depreciation associated with the addition to the fleet of VOYAGER OF THE SEAS in November 1999 and shoreside capital expenditures primarily related to information technology in support of our growth plans.

         OTHER INCOME (EXPENSE). Gross interest expense (excluding capitalized interest) decreased to $41.1 million in the first quarter of 2000 compared to $41.7 million in 1999. The decline for the quarter is due primarily to a decrease in the average debt level. Capitalized interest increased $2.6 million to $9.1 million in 2000 from $6.5 million in 1999 due to an increase in expenditures related to the ships under construction.

Included in Other income (expense) for the first quarter of 1999 is approximately $17.0 million of loss-of-hire insurance resulting from ships out of service.

LIQUIDITY AND CAPITAL RESOURCES

         SOURCES AND USES OF CASH. Net cash provided by operating activities was $163.4 million for the first quarter of 2000 compared to $133.7 million for the first quarter of 1999. The increase was due to higher net income as well as timing differences in cash payments and receipts relating to operating assets and liabilities.

During the first three months of 2000, we paid quarterly cash dividends on our common stock of $20.2 million, as well as quarterly cash dividends on our preferred stock totaling $3.1 million. We also made principal payments totaling $14.5 million during the first quarter of 2000 under various term loans and capital lease agreements.

Our capital expenditures decreased to $85.3 million for the first quarter of 2000 compared to $167.5 million during the first quarter of 1999 due to the timing of payments for ships under construction. Capital expenditures included $64.9 million and $141.4 million in payments for ships under construction during the first quarter of 2000 and 1999, respectively.

Capitalized interest increased to $9.1 million in the first quarter of 2000 from $6.5 million in the first quarter of 1999. The increase is due to an increase in cumulative expenditures related to ships under construction.

         FUTURE COMMITMENTS. As previously announced, we entered into a letter of intent to purchase two additional Voyager-class vessels for delivery in 2002 and 2003. In May, we entered into definitive contracts for construction of these vessels. We currently have 12 ships on order representing additional capacity of 29,000 berths. The aggregate contract price of the 12 ships, which excludes capitalized interest and other ancillary costs, is approximately $5.0 billion of which the Company has deposited $407.4 million. Additional deposits are due prior to the dates of delivery of $149.0 million in 2000,





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$144.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. We anticipate that overall capital expenditures, based on ships currently on order plus estimates of other shoreside capital expenditures, will be approximately $1.4, $2.1 and $1.5 billion for 2000, 2001 and 2002, respectively.

We have options to purchase two additional Vantage-class vessels with delivery dates in the second quarters of 2005 and 2006. The options have an aggregate contract price of $804.6 million. We have the right to cancel the first option on or before August 31, 2000 and the second option on or before delivery of RADIANCE OF THE SEAS, which is currently scheduled for the first quarter of 2001.

As of March 31, 2000, we had $2.3 billion of long-term debt. Approximately $118.9 million of this debt is due during the twelve month period ending March 31, 2001.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

         FUNDING SOURCES. As of March 31, 2000, our liquidity was approximately $1.1 billion consisting of $102.9 million in cash and cash equivalents and $1.0 billion available on the $1.0 billion revolving credit facility (the "$1 Billion Revolving Credit Facility"). We have $300.0 million available from April 1, 2000 through December 31, 2000 under a $300.0 million term credit facility. Capital expenditures and scheduled debt payments will be funded through a combination of cash flows provided by operations, drawdowns under the available credit facilities, the incurrence of additional indebtedness and sales of securities in private or public securities markets. In addition, the agreements related to six of the 12 ships on order require the shipyards to make available export financing for up to 80% of the contract price of the vessels.






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                           INCORPORATION BY REFERENCE


This report on Form 6-K is hereby incorporated by reference in registrant's Registration Statement on Form F-3 (File No. 333-89015) filed with the Securities and Exchange Commission.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ROYAL CARIBBEAN CRUISES LTD.
                                    ----------------------------
                                          (Registrant)



Date: May 15, 2000                  By /s/ Richard J. Glasier
                                      ----------------------------------------
                                      Richard J. Glasier
                                      Executive Vice President and Chief
                                        Financial Officer







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